Exhibit 8.1

SUBSIDIARIES OF AMARIN CORPORATION PLC

Subsidiary Name	Country of Incorporation

Amarin Pharmaceuticals Company Limited	England
Amarin Neuroscience Limited	Scotland
Amarin Pharmaceuticals Ireland Limited	Ireland